EXHIBIT 12 COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES For Year Ended December 31, 2001 (Dollar Amounts in Thousands)
	The Potomac Edison Company
	2001	2000	1999	1998	1997
Earnings:
Net income	$48,035	$84,385**	$100,582**	$101,482	$95,755
Fixed charges (see below)	37,754	45,334	46,243	50,363	51,925
Income taxes	27,351	37,172**	40,613**	54,253	47,374
Amortization of capitalized interest	-	2	-	-	-
Income distributions of investees	-	4,480	-	-	-
Less: capitalized interest	-	(326)	-	-	-
Less: income from unconsolidated investees	-	(3,525)	-	-	-
Total earnings	$113,140	$167,522**	$187,438**	$206,098	$195,054
Fixed Charges:
Interest on long-term debt	$32,996	$40,201	$42,872	$46,010	$47,659
Other interest	2,376	3,069	2,031	2,177	2,164
Estimated interest component of rentals	2,382	2,064	1,340	2,176	2,102
Total fixed charges	$37,754	$45,334	$46,243	$50,363	$51,925
Ratio of Earnings to Fixed Charges	3.00	3.70	4.05	4.09	3.76
**Excludes the effect of the extraordinary charge.